Mail Stop 3561

      August 5, 2005


Jerry W. Throgmartin
Chief Executive Officer
Gregg Appliances, Inc.
4151 East 96th Street
Indianapolis, Indiana 46240

      Re:	Gregg Appliances, Inc.
		Registration Statement on Form S-4
      Filed July 8, 2005
		File No. 333-126486

Dear Mr. Throgmartin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please provide us with a letter indicating that you are registering the exchange offer in reliance on the position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) regarding resales, and Shearman & Sterling (available July 2, 1993) with respect to the participation of broker-dealers. In your letter, you should include the statements and representations substantially in the form set forth in the Morgan Stanley & Co. Incorporated and Shearman & Sterling letters.
Cover Page
2. As currently represented, the offer could be open for less than
20
full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Cautionary Note Regarding Forward-Looking Statements, page i
3. The forepart of the prospectus should include only the cover page, summary and risk factors section. Accordingly, please relocate the information appearing under this caption, Market and Industry Data and Forecasts, and Registered Trademarks to appear after the forepart of the prospectus.
4. We note your statement that information about markets, ranking and other similar data set forth in your registration statement may not be accurate. Please note that you are responsible for the entire content of the registration statement and cannot include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise.
Prospectus Summary, page 1
5. Please note that the summary is merely intended to provide a brief overview of the key aspects of the offering. Your summary appears lengthy and repeats much of the information fully discussed later in your document. For example, much of the information appearing under the caption "Competitive Strengths" and "Business Strategy" should be deleted from this section. Please revise accordingly. See Instruction to Item 503(a) of Regulation S-K.
6. Please revise the summary to provide a balanced overview of your business. In this regard, you should include net income amounts in addition to the sales amounts that you have provided. We also note that you characterize various aspects of your business as "superior,"
"premium," and "unique." Please revise to provide a more balanced presentation of your business.
7. Please provide support for the qualitative and comparative statements contained in the summary and throughout your prospectus.
For example, we note the following statements appearing in this section and elsewhere in the prospectus:
* We offer one of the most comprehensive brand and model selections in our industry. - page 1
* Over our 50 year history we have successfully competed against every leading retailer and currently have a top one or two market position in digital televisions and major appliances in the majority of our markets. - page 1
* We have one of the most extensive product and brand offerings of premium video products and home appliances. - page 2
* We carry over 110 models of digital televisions and over 400 models of appliances, which significantly exceeds our major competitors` product depth. - page 2
* We believe no other major consumer electronics or appliance retailer provides same-day delivery and installation on a wide range of products. - page 3

* We garnered a 14% market share in major appliances, achieving a top three market position in less than a year. - page 43

* We believe our competitors are fully built-out in each of our existing markets. - page 44

In addition to the examples above, we also note statistical information and references to various sources appearing under the caption "Industry Overview" on page 56 and the "Business" section beginning on page 57. Clearly mark your support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Revise throughout your prospectus as necessary.

Risk Factors, page 15
8. We note the statement appearing in the first paragraph under this
caption indicating that the risks outlined in this section are not the only ones you face and that there may be "additional risks not known to us or that we currently deem immaterial also may materially adversely affect us."  Please delete this disclosure, as all material
risks must be identified and fully discussed in this section.
9. Please revise your risk factor subheadings to concisely state the
specific material risk each risk factor presents to you or
investors
and the consequences should that risk factor occur. Avoid simply referring to a fact about your company or a future event in your subheadings. Stating that the risk may "adversely affect" your business or cause your business to "suffer" does not adequately address the potential consequences. For example, the following risk factor subheadings should be revised accordingly:
* We are subject to risks due to the concentration of our
stores...,
page 16
* If we are unable to retain key management..., page 17
* Changes in trade regulations, currency fluctuations..., page 18
* To service our indebtedness, we will require a significant amount
of cash..., page 20
* An active trading market may not develop for the notes, page 24
10. Some of your risk factors appear generic because the
information
could apply to many companies in your industry or even in other industries. Please revise to specifically indicate how the stated risk applies to your company, or delete these risk factors:
* If we fail to anticipate changes in consumer preferences..., page
16
* A downturn in the economy may negatively affect consumer
demand...,
page 17
* If we cannot attract and retain highly qualified sales
personnel..., page 17
* If we are unable to manage our growth effectively..., page 18 Our growth strategy depends in part on our ability to open..., page
18
11. We note disclosure indicating that you plan to continue your expansion in fiscal 2006. Please quantify the number of stores you intend to open in fiscal 2006 so investors can fully assess the risk.
The Recapitalization, page 26
12. Please disclose the per share price that GIC paid relative to the investment made by the existing equity holders. Also, please disclose any consideration that your three management holders received other than consideration in exchange for their equity interests.

The Exchange Offer, page 28
Expiration Date; Extensions; Amendments, page 30
13. We note that you intend to announce an extension of the offer by
notifying the exchange agent and each registered holder of any extension by "oral or written notice...."  Please advise as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).
14. We note your reservation of the right "to delay accepting any old notes." Please clarify in what circumstances you will delay acceptance and confirm that any delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.
15. We note your reservation of the right to amend the terms of the exchange offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Procedures for Tendering, page 30
16. We note disclosure in the penultimate paragraph under this caption that the non-exchanged old notes will be credited to an account as "promptly as practicable" after the expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout your document as necessary.

Unaudited Pro Forma Consolidated Statement of Income, page 36
17. In pro forma adjustment 2(a) you assume income from investing excess cash. We do not believe that this adjustment meets the factually supportable criteria of Article 11 of Regulation S-X. Please revise to delete the income amount from the face of the pro forma statement.
18. Please revise the description for adjustment 2(f) to eliminate the statement that the adjustment assumes the recapitalization was consummated on March 31, 2004. The pro forma income statement should assume the recapitalization occurred at the beginning of the year being presented. Please revise the description to state that these charges are non recurring and directly related to the transaction, if true.
19. Please revise pro forma note 2 to separately identify the adjustment related to the amortization of debt issue costs from the amortization of the discount on the junior notes. In adjustment
(a)
you refer to adjustment 2(d); however, adjustment 2(d) appears to relate only to debt issue costs and not to debt discount. Please revise or advise.

Selected Historical Consolidated Financial and Other Data, page 38
20. Since the ratio of earnings to fixed charges is a required disclosure under Regulation S-K, and is calculated under the same rules for all registrants, it appears it should be presented separately from the non-GAAP measures you choose to present. Please revise the format or advise.
21. In the forepart of the document on page iii you state that EBITDA and adjusted EBITDA are presented as measures of cash flow and historical ability to service debt. In footnote 2 on page 39 you indicate that EBITDA and adjusted EBITDA are used by management in assessing financial performance. If you believe that EBIDTA is a liquidity measure, please revise your disclosures to reconcile the amount to cash flows from operations. We also note that you refer to adjusted EBITDA as a measure of cash flow. As adjusted EBITDA excludes certain items that are required to be settled on a cash basis, we do not believe that it is appropriate to characterize adjusted EBITDA as a liquidity measure. See Question 10 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures which is available at www.sec.gov.
22. Please revise to include the comparable GAAP measures of adjusted rent expense, adjusted capital expenditures and adjusted cash interest expense. Likewise, revise to present GAAP cash flow information if that is the most comparable GAAP information. Please also revise your disclosures to present all of the information requested by Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In general, we have difficulty understanding how these measures could be useful as they are presented in isolation and are adjusted.
23. Revise your disclosures to more fully present the information required by Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for adjusted EBITDA and EBITDA. More specifically:

* Disclose the material limitation of these measures as a measure of performance. These limitations would include that the measures exclude recurring expenditures for interest and income taxes that are a necessary expenditure of your operation.
* Disclose in more detail how management uses these measures. You merely state that management uses the measures, but you do not provide any description as to how management uses the measures.
* Disclose how you compensate for the limitations inherent in these measures. For example, disclose whether you use GAAP based or other non-GAAP based numbers in assessing the performance of your business.
24. Tell us in more detail why you believe that adjusted EBITDA is useful as a performance measure when it excludes the recurring charge of stock based compensation. Please see Question 9 of the Frequently
Asked Questions Regarding the Use of Non-GAAP Financial Measures.
25. We note the adjustment used to calculate adjusted EBITDA that removes de-consolidation adjustment. Tell us whether these adjustments are expected to recur in the future.
26. In footnote 11 on page 40 you define adjusted working capital. Please tell us what this information shows, how management uses the number and why you believe it is useful information to an investor.
Also, please include a tabular presentation showing in more detail how you calculated the amounts presented.
Management`s Discussion and Analysis, page 41
27. Revise your discussion of other income on page 48 to more fully address the gain on sale of property and equipment.
28. It appears your table of contractual obligations on page 53 should include interest payable. Please revise or advise. Liquidity and Capital Resources, page 49
29. Please file as a material exhibit your financing agreement with
GE Commercial Distribution Finance Corporation.  See Item
601(b)(10)
of Regulation S-K.



Change in Accountants, page 55
30. Please revise to state if Ernst & Young resigned, declined to stand for re-election or was dismissed. We do not believe the term
"replaced" is sufficient to satisfy this requirement.
31. Please revise to disclose the exact date you elected to change your accounting firm. The general statement that it was in fiscal 2004 does not satisfy the requirements of Item 304(a)(1)(i) of Regulation S-K.
32. The disclosure with respect to Ernst & Young`s reports should be expanded to cover the two most recent fiscal years preceding the event; therefore, you need to disclose the nature of the report for fiscal 2002. If Ernst & Young did not report on fiscal 2002, please revise to disclose this fact. Likewise, the disclosure with respect to disagreements with Ernst & Young should be expanded to cover the two most recent fiscal years preceding the dismissal, resignation or declination to stand for re-election.
33. Please revise to include a letter from Ernst & Young stating whether or not they agree with the disclosures you provided in the Change of Accountants section of the filing. The letter should be filed as Exhibit 16. See Item 304(a)(3) of Regulation S-K.
34. Please revise to disclose the date you engaged KPMG. See Item 304(a)(2) of Regulation S-K. Please tell us if you had any consultations with KPMG prior to their engagement. If so, please revise the Form S-4 to explain, if there were none, no revision to your document is required.

Business, page 57

Merchandising and Purchasing, page 60
35. Please identify your two large suppliers who represent 10 percent or more of your sales. See Item 101 of Regulation S-K.
36. We note disclosure indicating your wholly-owned subsidiary, HHG
Distributing, LLC, is a member of a joint venture that gives you favorable pricing on the purchase of certain high-end European home appliances. Please describe this joint venture in greater detail and, if material, file the related agreements in the joint venture as exhibits. See Item 601 of Regulation S-K.



Competition, page 68
37. We note that you compete on "broad merchandise mix,
comprehensive
offering of premium video products and appliances and our superior customer service." It seems likely that other competitors in your industry would compete on the same basis. Please revise to more specifically describe your principal methods of competition. See
Item 101(c)(1)(x) of Regulation S-K.
Material United States Federal Income Tax Considerations, page 132
38. Please delete the term "certain" from the first sentence under the caption, and revise the caption to refer to the material tax "consequences." The tax section should include a discussion of all material tax consequences of the exchange offer.
39. We note disclosure that the exchange of the old notes for exchange notes under the exchange offer "should not" constitute a taxable exchange. Please explain the uncertainties that underlie this statement. If appropriate, consider including a risk factor discussion regarding the uncertainty as to the tax consequences discussed in this section. We further note that you state on page 9 that the exchange "will not" be a taxable exchange. Please reconcile these statements.

Executive Compensation, page 72

Employment Agreements, page 73
40. Please provide the material terms of the employment agreements you discuss, including the base salary and bonus amounts. See
Item
402(h) of Regulation S-K.

Compensation of Directors, page 74
41. Please describe fully the amounts of the retainer, initial option grant and annual option grants that non-employee directors will receive. See Item 402(g) of Regulation S-K.

Legal Matters, page 138
42. We note disclosure that certain partners and employees of counsel are limited partners in partnerships that are limited partners of the
Freeman Spogli investment funds that indirectly own equity interests in you. It appears that counsel may have a substantial interest that requires disclosure under Item 509 of Regulation S-K. Please advise or revise your disclosure as appropriate.

Financial Statements, page F-1

Consolidated Statements of Income, page F-4
43. We note that you include gain (loss) on sales of property and equipment in non-operating items. Please reclassify these amounts as part of operating income. See paragraph 45 of SFAS 144.

Consolidated Balance Sheets, page F-6
44. Tell us whether the accrued liabilities include any individual item in excess of five percent of current assets. If so, disclose the item in the notes to the financial statements or on the balance sheet. See Regulation S-X Rule 5-02.20

Note 1(a) - Recapitalization, page F-9
45. Please tell us, and revise to disclose, if GIC`s equity contribution of $111.2 million was all cash, and if not how the amount was determined. Please tell us the general nature of the former ownership and reconcile the $286.1 million of consideration they received to the $300.6 million reported in the statement of cash flows. Also, please tell us how you determined the $27.8 million of aggregate value held by the three management stockholders who continued to be stockholders after the recapitalization.

Note 1(g) - Land Held for Sale, page F-11
46. We note that land held for sale is classified as a current asset.
Tell us what plans management has to dispose of the land and tell us how you meet the other factors in paragraph 30 of SFAS 144 in order to classify the land as a current asset. If material, please disclose any expected gain.

Note 1(k) - Revenue Recognition, page F-12
47. The revenue recognition footnote states that you provide allowances for estimated returns. We would expect you to provide
Schedule II for the allowance, as described in Rule 504(a)(2). Please revise to include the Schedule and related audit reports, or advise why you believe the information is not material.

Note 1(m) - Vendor Allowances, page F-12
48. Please tell us how much you have reduced advertising expense for payments received from vendors under cooperative advertising allowances.

Note 3 - Accounts Payable-Third Party, page F-16
49. Please explain to us the actual cash flows under the inventory purchasing arrangement with a financial institution. Also, please tell us, if true, why the cash flows are reported in the statement of cash flows as an operating item rather than as a financing item.

Note 4 - Debt, page F-16
50. We note that the exchange notes will be guaranteed unconditionally by your restricted domestic subsidiary. Please revise the financial statements to include audited financial statements of the subsidiary guarantor in accordance with Rule 3-10 of Regulation S-X. If financial statements are not required, please revise to include the disclosures required by the rule that provides the exception.
51. Please expand your disclosures to more fully discuss the restrictions on dividends payable by you and your subsidiary. See Regulation S-X Rule 4-08(e).

Note 10 - Variable Interest Entities, page F-21
52. Please help us understand your rationale for de-consolidating the special purpose entities as of February 3, 2005. Please tell us how the related party relationship changed, especially in view of the fact that it appears Mr. Throgmartin was a related party prior to the recapitalization and remains a related party. Also, please tell us what change in corporate governance impacted the consolidation analysis. Your analysis of why the special purpose entities do not need to be consolidated under FIN 46(R), and any other information considered by you, may be helpful in our understanding.

Note 12 - Employee Benefit Plans, page F-22
53. Please tell us how you calculated the amount of expense recorded in connection with the stock appreciated rights. Please tell us the fair value of the stock, at various dates, and the timing and nature of events that caused the value of the shares to change. We may have further comment upon reviewing the documentation of the determination of fair value.

Exhibits
54. Please file all required exhibits, including the opinion of counsel, in a timely manner so that we have adequate time to complete our review of the documents before any request for effectiveness.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Robert Burnett, Staff Accountant, at (202)
551-
3330 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions on the financial statements and related matters.
Please contact Matthew Benson, Staff Attorney, at (202) 551-3335, or
Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions.

      					Sincerely,



						H. Christopher Owings
      					Assistant Director


cc: 	Ann Chamberlain, Esq.
      Christina Melendi, Esq.
	Bingham McCutchen LLP
      Fax - (212) 702-3624

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Jerry W. Throgmartin
Gregg Appliances, Inc.
August 5, 2005
Page 13